Exhibit 99.2

September 24, 2021

Via Email (mmyers@quoinpharma.com)

Michael Myers, Ph.D.

Chief Executive Officer

Quoin Pharmaceuticals, Inc.

42127 Pleasant Forest Court

Ashburn, VA 20148

Re:	Agreement and Plan of Merger and Reorganization by and among Cellect Biotechnology, Inc.
(“Cellect”), CellMSC, Inc. (“Merger Sub”), and Quoin Pharmaceuticals, Inc. (“Quoin”) dated as of
March 24, 2021

Dear Michael:

This letter sets forth our agreement to amend the Merger Agreement, as we discussed. Effective as of the date hereof, the “Outside Date” (as defined in the Merger Agreement) shall be November 1, 2021. In all other respects, the provisions of the Merger Agreement shall remain in full force and effect.

Please sign below to confirm your agreement to this amendment.

Sincerely,

Shai Yarkoni

CEO

CELLECT BIOTECHNOLOGY, LTD.

By:	/s/ Shai Yarkoni
Shai Yarkoni
CEO

CELLMSC, INC.		QUOIN PHARMACEUTICALS, INC.

By:	/s/ Shai Yarkoni	By:	/s/ Michael Myers
	Shai Yarkoni		Michael Myers
	President		Chief Executive Officer